SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securitites Exchange Act of 1934

Date of Report
(Date of earliest event reported): **July 23, 2001**

SUN INTERNATIONAL NORTH AMERICA, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4748**	**59-0763055**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

1415 E Sunrise Boulevard
Fort Lauderdale, Florida 33304
(Address of principal executive offices and Zip code)

(954) 713-2500
(Registrant's telephone number, including area code)

Total Number of Pages 3

Item 5 - Other Events

Sun International North America, Inc. ("SINA") is a wholly-owned subsidiary of Sun International Hotels Limited ("SIHL", and together with SINA, the "Companies"). On July 23, 2001, the Companies received the requisite consents pursuant to the solicitation of consents from the holders of their 8.625% Senior Subordinated Notes due 2007 (the "8.625% Notes") and their 9.000% Senior Subordinated Notes due 2007 (the "9% Notes"). The Companies, which co-issued the notes, were seeking consents to proposed amendments of certain provisions of the indentures pursuant to which the 8.625% Notes and the 9% Notes were issued.

The Supplemental Indenture for the 8.625% Notes and the Supplemental Indenture for the 9% Notes are filed herewith as exhibits.

Item 7(c) - Exhibits

The following exhibits are filed as part of this report:

    99(a)   Supplemental Indenture dated July 23, 2001 for 9.000% Senior Subordinated Notes due 2007

    99(b)   Supplemental Indenture dated July 23, 2001 for 8.625% Senior Subordinated Notes due 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2001   **SUN INTERNATIONAL NORTH AMERICA, INC.**

                              By: /s/John R. Allison

                              Name: John R. Allison

                              Title: Executive Vice President-Finance

                                          Chief Financial Officer

Exhibit 99(a)

SUN INTERNATIONAL HOTELS LIMITED
SUN INTERNATIONAL NORTH AMERICA, INC.

As Issuers

_____

9.000% Senior Subordinated Notes due 2007

_____

SUPPLEMENTAL INDENTURE

Dated as of July 23, 2001

_____

Supplementing the Indenture dated as of March 10, 1997, among Sun International Hotels
Limited and Sun International North America, Inc., as Issuers, the Guarantors named therein and
The Bank of New York, as Trustee

_____

THE BANK OF NEW YORK

As Trustee

_____

SUPPLEMENTAL INDENTURE dated as of July 23, 2001, among Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of The Bahamas (the "Company" or "Sun International"), Sun International North America, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("SINA" and, together with the Company, the "Issuers"), the Guarantors and The Bank of New York (the "Trustee"), as Trustee under the Indenture referred to herein.

WHEREAS the Issuers, the Guarantors and the Trustee heretofore executed and delivered an Indenture dated as of March 10, 1997 (the "Indenture"), in respect of the Issuers' 9.000% Senior Subordinated Notes due 2007;

WHEREAS Section 9.2 of the Indenture provides that the Issuers and the Trustee may amend the Indenture with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding;

WHEREAS the Issuers desire to amend the Indenture, as set forth in Article I hereof;

WHEREAS the Holders of a majority in aggregate principal amount of the Securities outstanding have consented to the amendments effected by this Supplemental Indenture; and

WHEREAS this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Issuers.

NOW, THEREFORE, the Issuers, the Guarantors and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Securities:

ARTICLE I
Amendments

SECTION 1.01. *Amendment to Section 4.3 (Limitation on Restricted Payments).* Section 4.3 of the Indenture is amended and restated to read in its entirety as follows:

"Section 4.3   Limitation on Restricted Payments.

The Issuers and the Guarantors, shall not, and shall not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a *pro forma* basis, (i) a Default or an Event of Default shall have occurred and be continuing, (ii) Sun International is not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio contained in Section 4.10 or (iii) the aggregate amount of all Restricted Payments made by Sun International and its Subsidiaries, including after giving effect to such proposed Restricted Payment, from and after the Issue Date, would exceed the sum of (a) 50% of the aggregate Consolidated Net Income of Sun International for the period (taken as one accounting period) commencing January 1, 1996 to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit) (not giving pro forma effect to the Merger for periods prior to its consummation), plus (b) the aggregate Net Cash Proceeds received by Sun International from the sale of its Qualified Capital Stock (other than (i) to a Subsidiary of Sun International and (ii) to the extent applied in connection with a Qualified Exchange) after the Issue Date, plus (c) $50 million; *provided, however,* that for purposes of clause (iii)(a) hereof, in the case of an Investment made on or after December 31, 2000 that would constitute a Restricted Payment under clause (d) of the definition of "Restricted Payments," the Consolidated Net Income of Sun International shall be adjusted to exclude the $229.2 million write-down of the net assets related to the disposition of the Resorts International Hotel & Casino and certain related assets as described in Item 5 of Sun International's annual report on Form 20-F, as filed with the Commission on July 2, 2001, *provided, further, however* that no such adjustment will be made for purposes of Restricted Payments that constitute a payment of any dividend or other distribution in respect of any Equity Interests or the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Issuers.

The immediately preceding paragraph, however, will not prohibit (x) a Qualified Exchange, (y) the payment of any dividend on Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions and (z) the redemption or repurchase of any Capital Stock or Indebtedness of the Issuers or their Subsidiaries (other than Capital Stock or Indebtedness held by SIIL, its shareholders or Permitted Holders), if the holder or beneficial owner of such Capital Stock or Indebtedness is required to be found suitable by any Gaming Authority to own or vote any security and is found unsuitable by any such Gaming Authority to so own or vote such security. The full amount of any Restricted Payment made pursuant to the foregoing clauses (y) and (z) (but not pursuant to clause (x)) of the immediately preceding sentence, however, will be deducted in the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (iii) of the immediately preceding paragraph."

SECTION 1.02. *Amendment to Section 4.10 (Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock).* Section 4.10 of the Indenture is amended and restated to read in its entirety as follows:

"Section 4.10   Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock.

Except as set forth below in this covenant, the Issuers and the Guarantors will not, and will not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness or any Disqualified Capital Stock (including Acquired Indebtedness), except Permitted Indebtedness. Notwithstanding the foregoing, if (i) no Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a *pro forma* basis to, such incurrence of Indebtedness or Disqualified Capital Stock and (ii) on the date of such incurrence (the "Incurrence Date"), the Consolidated Coverage Ratio of Sun International for the Reference Period immediately preceding the Incurrence Date, after giving effect on a *pro forma* basis to such incurrence of such Indebtedness or Disqualified Capital Stock and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.5 to l (the "Debt Incurrence Ratio"), then the Issuers and the Guarantors, if any, may incur such Indebtedness or Disqualified Capital Stock.

Acquired Indebtedness shall be deemed to have been incurred at the time the person who incurred such Indebtedness becomes a Subsidiary of either of the Issuers (including upon designation of any Unrestricted Subsidiary or other person as a Subsidiary) or is merged with or into or consolidated with either of the Issuers or a Subsidiary of either of the Issuers, as applicable."

SECTION 1.03. *Trustee's Acceptance.* The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE II
Miscellaneous

SECTION 2.01. *Interpretation.* Upon execution and delivery of this Supplemental Indenture, the Indenture shall be modified and amended in accordance with this Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this Supplemental Indenture will control. The Indenture, as modified and amended by this Supplemental Indenture, is hereby ratified and confirmed in all respects and shall bind every Holder of Securities. In case of conflict between the terms and conditions contained in the Securities and those contained in the Indenture, as modified and amended by this Supplemental Indenture, the provisions of the Indenture, as modified and amended by this Supplemental Indenture, shall control.

SECTION 2.02. *Conflict with Trust Indenture Act.* If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this Supplemental Indenture, the provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

SECTION 2.03. *Severability.* In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 2.04. *Terms Defined in the Indenture.* All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

SECTION 2.05. *Headings.* The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 2.06. *Benefits of Supplemental Indenture, etc.* Nothing in this Supplemental Indenture or the Securities, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Securities.

SECTION 2.07. *Successors.* All agreements of the Issuers and the Guarantors in this Supplemental Indenture shall bind their successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

SECTION 2.08. *Trustee Not Responsible for Recitals.* The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the correctness of the recitals of fact contained herein, all of which recitals are made solely by the Issuers.

SECTION 2.09. *Certain Duties and Responsibilities of the Trustee.* In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

SECTION 2.10. *Governing Law.* This Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to principles of conflicts of law. The Issuers and each Guarantor hereby irrevocably submit to the jurisdiction of any New York State court sitting in the Borough of Manhattan in the City of New York or any Federal court sitting in the Borough of Manhattan in the City of New York in respect of any suit, action or proceeding arising out of or relating to this Supplemental Indenture, and irrevocably accepts for itself and in respect of its property, generally and unconditionally, jurisdiction of the aforesaid courts. The Issuers and each Guarantor irrevocably waive, to the fullest extent they may effectively do so under applicable law, trial by jury and any objection which they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing herein shall affect the right of the Trustee or any securityholder to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Issuers or any Guarantor in any other jurisdiction.

SECTION 2.11. *Duplicate Originals.* All parties may sign any number of copies or counterparts of this Supplemental Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

IN WITNESS WHEREOF, each party hereto has caused this Supplemental Indenture to be signed by its officer thereunto duly authorized as of the date first written above.

SUN INTERNATIONAL HOTELS LIMITED,

By: /s/ John R. Allison
 Name: John R. Allison
 Title: Executive Vice President and
    Chief Financial Officer

By: /s/ Charles D. Adamo
 Name: Charles D. Adamo
 Title: Executive Vice President of
    Corporate Development and
    General Counsel

SUN INTERNATIONAL NORTH AMERICA, INC.,

By: /s/ John R. Allison
 Name: John R. Allison
 Title: Executive Vice President and
    Chief Financial Officer

By: /s/ Charles D. Adamo
 Name: Charles D. Adamo
 Title: Executive Vice President and
    Secretary

GUARANTORS:

SUN INTERNATIONAL BAHAMAS LIMITED,

By: /s/ Charles D. Adamo
 Name: Charles D. Adamo
 Title: Vice President

PARADISE ISLAND LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Vice President

ISLAND HOTEL COMPANY LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Vice President

PARADISE BEACH INN LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Vice President

PARADISE ENTERPRISES LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Vice President

PARADISE ACQUISITIONS LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Assistant Secretary

SUN INTERNATIONAL MANAGEMENT
LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Director

SUN COVE, LTD.,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Authorized Signatory

GGRI, INC.,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Executive Vice President

THE BANK OF NEW YORK, as Trustee,

By: /s/ Paul Schmalzel
   Name: Paul Schmalzel
   Title: Vice President

Exhibit 99(b)

SUN INTERNATIONAL HOTELS LIMITED
SUN INTERNATIONAL NORTH AMERICA, INC.

As Issuers

————————————————————————————————————

8.625% Senior Subordinated Notes due 2007

————————————————————————————————————

SUPPLEMENTAL INDENTURE

Dated as of July 23, 2001

————————————————————————————————————

Supplementing the Indenture dated as of December 10, 1997, among Sun International Hotels Limited and Sun International North America, Inc., as Issuers, the Guarantors named therein and The Bank of New York, as Trustee

————————————————————————————————————

THE BANK OF NEW YORK

As Trustee

————————————————————————————————————

SUPPLEMENTAL INDENTURE dated as of July 23, 2001, among Sun International Hotels Limited, an international business company organized under the laws of the Commonwealth of The Bahamas (the "Company" or "Sun International"), Sun International North America, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("SINA" and, together with the Company, the "Issuers"), the Guarantors and The Bank of New York (the "Trustee"), as Trustee under the Indenture referred to herein.

WHEREAS the Issuers, the Guarantors and the Trustee heretofore executed and delivered an Indenture dated as of December 10, 1997 (the "Indenture"), in respect of the Issuers' 8.625% Senior Subordinated Notes due 2007;

WHEREAS Section 9.2 of the Indenture provides that the Issuers and the Trustee may amend the Indenture with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding;

WHEREAS the Issuers desire to amend the Indenture, as set forth in Article I hereof;

WHEREAS the Holders of a majority in aggregate principal amount of the Securities outstanding have consented to the amendments effected by this Supplemental Indenture; and

WHEREAS this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Issuers.

NOW, THEREFORE, the Issuers, the Guarantors and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Securities:

ARTICLE I
Amendments

SECTION 1.01. *Amendment to Section 4.3 (Limitation on Restricted Payments).* Section 4.3 of the Indenture is amended and restated to read in its entirety as follows:

"Section 4.3   Limitation on Restricted Payments.

The Issuers and the Guarantors, if any, shall not, and shall not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a *pro forma* basis, (i) a Default or an Event of Default shall have occurred and be continuing, (ii) Sun International is not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio contained in Section 4.10 (to the extent applicable) or (iii) the aggregate amount of all Restricted Payments made by Sun International and its Subsidiaries, including after giving effect to such proposed Restricted Payment, from and after the Issue Date, would exceed the sum of (a) 50% of the aggregate Consolidated Net Income of Sun International for the period (taken as one accounting period) commencing January 1, 1996 to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit) (not giving pro forma effect to the acquisition of Griffin Gaming & Entertainment, Inc. for periods prior to its consummation), plus (b) the aggregate Net Cash Proceeds received by Sun International from the sale of its Qualified Capital Stock (other than (i) to a Subsidiary of Sun International and (ii) to the extent applied in connection with a Qualified Exchange) after the Issue Date, plus (c) $50 million; *provided, however,* that for purposes of clause (iii)(a) hereof, in the case of an Investment made on or after December 31, 2000 that would constitute a Restricted Payment under clause (d) of the definition of "Restricted Payments," the Consolidated Net Income of Sun International shall be adjusted to exclude the $229.2 million write-down of the net assets related to the disposition of the Resorts International Hotel & Casino and certain related assets as described in Item 5 of Sun International's annual report on Form 20-F, as filed with the Commission on July 2, 2001, *provided, further, however* that no such adjustment will be made for purposes of Restricted Payments that constitute a payment of any dividend or other distribution in respect of any Equity Interests or the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Issuers.

The immediately preceding paragraph, however, will not prohibit (x) a Qualified Exchange, (y) the payment of any dividend on Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions and (z) the redemption or repurchase of any Capital Stock or Indebtedness of the Issuers or their Subsidiaries (other than Capital Stock or Indebtedness held by Sun International Investments Limited, its shareholders or Permitted Holders), if the holder or beneficial owner of such Capital Stock or Indebtedness is required to be found suitable by any Gaming Authority to own or vote any security and is found unsuitable by any such Gaming Authority to so own or vote such security. The full amount of any Restricted Payment made pursuant to the foregoing clauses (y) and (z) (but not pursuant to clause (x)) of the immediately preceding sentence, however, will be deducted in the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (iii) of the immediately preceding paragraph."

SECTION 1.02. *Amendment to Section 4.10 (Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock).* Section 4.10 of the Indenture is amended and restated to read in its entirety as follows:

"Section 4.10   Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock.

Except as set forth below in this covenant, the Issuers and the Guarantors, if any, will not, and will not permit any of their Subsidiaries to, individually or collectively, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness or any Disqualified Capital Stock (including Acquired Indebtedness), except Permitted Indebtedness. Notwithstanding the foregoing, if (i) no Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a *pro forma* basis to, such incurrence of Indebtedness or Disqualified Capital Stock and (ii) on the date of such incurrence (the "Incurrence Date"), the Consolidated Coverage Ratio of Sun International for the Reference Period immediately preceding the Incurrence Date, after giving effect on a *pro forma* basis to such incurrence of such Indebtedness or Disqualified Capital Stock and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.5 to l (the "Debt Incurrence Ratio"), then the Issuers and the Guarantors, if any, may incur such Indebtedness or Disqualified Capital Stock.

Acquired Indebtedness shall be deemed to have been incurred at the time the person who incurred such Indebtedness becomes a Subsidiary of either of the Issuers (including upon designation of any Unrestricted Subsidiary or other person as a Subsidiary) or is merged with or into or consolidated with either of the Issuers or a Subsidiary of either of the Issuers, as applicable."

SECTION 1.03. *Trustee's Acceptance.* The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE II
Miscellaneous

SECTION 2.01. *Interpretation.* Upon execution and delivery of this Supplemental Indenture, the Indenture shall be modified and amended in accordance with this Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this Supplemental Indenture will control. The Indenture, as modified and amended by this Supplemental Indenture, is hereby ratified and confirmed in all respects and shall bind every Holder of Securities. In case of conflict between the terms and conditions contained in the Securities and those contained in the Indenture, as modified and amended by this Supplemental Indenture, the provisions of the Indenture, as modified and amended by this Supplemental Indenture, shall control.

SECTION 2.02. *Conflict with Trust Indenture Act.* If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this Supplemental Indenture, the provision of the TIA shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

SECTION 2.03. *Severability.* In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 2.04. *Terms Defined in the Indenture.* All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

SECTION 2.05. *Headings.* The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 2.06. *Benefits of Supplemental Indenture, etc.* Nothing in this Supplemental Indenture or the Securities, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Securities.

SECTION 2.07. *Successors.* All agreements of the Issuers and the Guarantors in this Supplemental Indenture shall bind their successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

SECTION 2.08. *Trustee Not Responsible for Recitals*. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the correctness of the recitals of fact contained herein, all of which recitals are made solely by the Issuers.

SECTION 2.09. *Certain Duties and Responsibilities of the Trustee.* In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

SECTION 2.10. *Governing Law*. This Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to principles of conflicts of law. The Issuers and each Guarantor hereby irrevocably submit to the jurisdiction of any New York State court sitting in the Borough of Manhattan in the City of New York or any Federal court sitting in the Borough of Manhattan in the City of New York in respect of any suit, action or proceeding arising out of or relating to this Supplemental Indenture, and irrevocably accepts for itself and in respect of its property, generally and unconditionally, jurisdiction of the aforesaid courts. The Issuers and each Guarantor irrevocably waive, to the fullest extent they may effectively do so under applicable law, trial by jury and any objection which they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing herein shall affect the right of the Trustee or any securityholder to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Issuers or any Guarantor in any other jurisdiction.

SECTION 2.11. *Duplicate Originals*. All parties may sign any number of copies or counterparts of this Supplemental Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

IN WITNESS WHEREOF, each party hereto has caused this Supplemental Indenture to be signed by its officer thereunto duly authorized as of the date first written above.

SUN INTERNATIONAL HOTELS LIMITED,

By: /s/ John R. Allison
   Name: John R. Allison
   Title: Executive Vice President and
           Chief Financial Officer

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Executive Vice President of
           Corporate Development and
           General Counsel

SUN INTERNATIONAL NORTH AMERICA, INC.,

By: /s/ John R. Allison
   Name: John R. Allison
   Title: Executive Vice President and
           Chief Financial Officer

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Executive Vice President and
           Secretary

GUARANTORS:

SUN INTERNATIONAL BAHAMAS LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Vice President

PARADISE ISLAND LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Vice President

ISLAND HOTEL COMPANY LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Vice President

PARADISE BEACH INN LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Vice President

PARADISE ENTERPRISES LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Vice President

PARADISE ACQUISITIONS LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Assistant Secretary

SUN INTERNATIONAL MANAGEMENT
LIMITED,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Director

SUN COVE, LTD.,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Authorized Signatory

GGRI, INC.,

By: /s/ Charles D. Adamo
   Name: Charles D. Adamo
   Title: Executive Vice President

THE BANK OF NEW YORK, as Trustee,

By: /s/ Paul Schmalzel
   Name: Paul Schmalzel
   Title: Vice President